Exhibit 5

Value Base Urges Cognyte Shareholders to Vote for its Highly Qualified Director Candidate and Against Certain Company Proposals

•	Value Base urges shareholders to vote FOR director candidate Mr. Tal Yaacobi, AGAINST the reelection of Mr. Earl Shanks and AGAINST the CEO compensation plan.

•	Cognyte has great technology and a global presence, but it has not realized its inherent valuation under the current strategy overseen by Mr. Shanks.

•	During his tenure on the Board, the Company’s share price dropped by more than 75% and continues to trade at a significant discount to its peers.

•	Mr. Shanks has ignored important shareholder feedback to enhance the value of the Company.

•	Mr. Shanks has not been transparent about CEO compensation metrics and supports a flawed approach in setting CEO compensation.

•
Mr. Tal Yaacobi will bring important shareholder insights and significant capital markets expertise to the Board room and will be backed by the resources of a leading investment firm, which has a superb track record of creating shareholder value.

Tel Aviv, August 20, 2024: Value Base Ltd. and its affiliates (collectively, “VB Group” or “we”), owner of approximately 9.33% of the ordinary shares of Cognyte Software Ltd. (the “Company”) and the Company’s largest shareholder is formally responding to the letter issued by the Company’s Board of Directors (the “Board”) on August 12, 2024 (the “Letter”). The Letter mischaracterized several important aspects and demonstrated the continued misalignment between the Board led by Mr. Earl Shanks and the shareholders’ interests.

Change is not only warranted, but urgently needed at the Company due to lagging absolute shareholder returns and relative performance to peers caused by the Company’s repeated failures to unlock the Company’s true value. These oversight failures under the current Board leadership, including Mr. Earl Shanks, mandate change at the Board level.

During Mr. Shanks’s tenure on the Board as a director, the Company’s share price dropped by more than 75%. There is a significant gap between the Company’s current market value and the Company’s inherent value. For example, peer software companies trade at an enterprise value / sales multiples of 4x-25x, while the Company’s shares trade at a multiple of only approximately 1.3x.

Under Mr. Shanks’s supervision, the Board has failed to regain investors’ confidence, has not acted on shareholders’ ideas to support value creation and instead, has chosen to entrench their chairman by actively fighting our proposal to elect Mr. Tal Yaacobi to the Board—someone who will introduce shareholders’ perspective directly into the Board room and whose expertise and experience can help bring a new strategic direction, improved financial performance and build investor confidence in the Company.

Our goal is to enhance the Company’s value by harnessing our capabilities and experience as a leading investment firm, which will benefit the Company and all of its shareholders. While we continue to believe in the Company’s potential for significant value creation, grounded in its technological advantages and global market presence, we do not believe that the current chairman has the strategic vision to lead the Company towards achieving this goal.

The Company, under current leadership of Mr. Shanks, is not realizing its value potential, and the Board, led by Mr. Shanks, is disconnected from the Company’s results.

Contrary to the Letter’s assertion that VB Group has not offered meaningful recommendations, over the course of last year, VB Group offered to the Board introductions to highly valuable contacts and suggestions on investor communication and sought to engage in discussions with the Board on CEO compensation. Unfortunately, Mr. Shanks ignored  our offer and suggestions and declined to have meaningful engagement, and the performance of the Company continues to lag its peers.

Mr. Shanks has been a Board member since the Company’s Verint ownership and the chairman for the past year. During his tenure on the Board, the Company’s share price plummeted by more than 75% compared to the IPO price, even after accounting for a minor rebound in the share price over the past year. The Company’s Letter stated that the Company’s “stock has appreciated by more than 50% since Mr. Shanks was appointed Chairman” a year ago – by picking a specific and short time period under which the Company’s stock performance is reviewed, the Company conveniently omitted the more than 75% stock price plummet during Mr. Shanks’s tenure as a Board member. However, shareholders have a better memory.

Based on the Company’s published financial guidance, it is expecting further growth during fiscal year 2025. However, based on the mid-point of the Company’s guidance, its fiscal year 2025 revenue will actually remain 28% LOWER than the fiscal year 2022 revenue (the first full fiscal year after its IPO). Its fiscal year 2025 Adjusted EBITDA guidance is $22 million, which is also 65% LOWER than that the adjusted EBITDA the company reported for fiscal year 2022. In short, the Company still has a long way to go to fulfill its great potential.

In addition, Mr. Shanks failed to supervise an effective strategy to tell a constructive narrative of the Company and broaden the appeal of the Company’s stock, resulting in the Company having limited global shareholder base.

For all of the reasons above, change is needed at the Board level, and we urge the shareholders to vote AGAINST the reelection of Mr. Shanks to effectuate that change.

The VB Group nominee, Mr. Tal Yaacobi, is the ideal candidate to effectuate the needed change because he possesses the unique skills and experiences that the current Board is lacking and as such can drive shareholder value.

Mr. Yaacobi has a proven track record of success throughout his distinguished career. His value-enhancing expertise includes business development, investment evaluation, managing mergers and acquisitions processes, budgeting international businesses and corporate governance, as well as accounting, taxation and finance experience – all areas that the Company’s current slate of directors lacks. Mr. Yaacobi’s prior management positions, including strategic consultant at McKinsey & Company (New York), Partner and Vice President in Shamrock Israel Growth Fund (PE), and Managing Partner at Value Base Fund, provided him with substantial experience in enhancing company value by working as a director with company management to formulate and implement diverse business strategies. This diverse experience positions him well to add value to the Company’s Board. Furthermore, Mr. Yaacobi has an in-depth understanding of capital markets and understands how to optimize interactions with shareholders and potential investors, a key area that the Company is lacking leadership in.

The Company is not transparent about the basis for determining CEO compensation and its disclosure lacks key information for shareholders to assess its effectiveness and for its lack of alignment with shareholder interests.

The Company consistently exhibits a significant lack of transparency on the basis of CEO compensation. Here are some recent examples:

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Mr. Shanks has refused to disclose the short- and long-term targets used to assess management’s performance, which is the key disclosure required for investors to assess the management’s pay package (as well as the Board’s goals).

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Mr. Shanks asks the shareholders to approve equity compensation for the CEO in the absolute dollar amount of $3.5 million, without taking stock price risk. Again, no meaningful details were provided to support the basis for this payout and why this would benefit the shareholders.

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The Company’s quarterly disclosure of three customer wins is anecdotal at best and does not help investors assess the Company’s real or systematic progress from a quantitative or qualitative perspective.

Furthermore, this year’s proposed CEO compensation plan is similar in all meaningful respects to the plan rejected by shareholders at the previous annual general meeting. Adding vague explanations and justifying language suggested by an external consultant doesn’t make it any better this year – it is still the same old plan.

The CEO compensation plan is flawed in several important aspects, including the following:

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The equity awards are framed in terms of absolute dollar amount and not number of shares, therefore insulating the CEO from downward movement of stock price while providing no incentives to the CEO to drive up the stock price. Said another way, the “equity” compensation plan is entirely equivalent of a cash bonus with a fixed dollar amount and has no real equity component.

•	Awarding equity (either RSUs or PSUs) at the existing low share price rewards mediocre performance and dilutes shareholders’ equity at a very low valuation.

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Providing a significant amount of a time-based equity in the form of RSUs is against shareholder interests. The CEO is well compensated in cash. Equity awards should be heavily tied to performance and not merely to the lapse of time.

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The Company’s growth has been the lowest among its peer group presented in the proxy statement for the 2024 annual meeting, and its stock performance has been among the lowest of such group since the Company’s IPO. Therefore, justifying the proposed equity compensation by comparison to the average/median of the peer group is inappropriate, especially in light of the current share price.

Therefore, we encourage shareholders to vote AGAINST the CEO compensation plan due to the lack of disclosure of highly relevant performance measures and the apparent lack of alignment between stock price performance and the CEO’s equity compensation package.

Finally, we note that the Company has chosen to make this election adversarial and to deprive shareholders of the full range of options permitted by the Company’s governing documents. VB Group proposed ADDING Mr. Tal Yaacobi to the slate of nominees, allowing shareholders to elect any (or all) of the three nominees. The Company has made the decision to force shareholders to choose only two of the three nominees in an effort to entrench the incumbent.  We call upon the Company to delay the 2024 annual meeting and amend the proxy statement in a manner that allows shareholders to vote for each Class III nominee independently of each other, permitting up to three nominees to be elected if each receives majority support from shareholders.

For all the reasons mentioned above, we intend to vote, and encourage other shareholders to VOTE:

-	“FOR” the election of Tal Yaacobi to the Company’s board.

-	“FOR” the approval of indemnification, liability insurance and compensation to Tal Yaacobi as provided to all other directors.

-	AGAINST reelection of Earl Shanks.

-	AGAINST the approval of the CEO compensation plan.

About Value Base: Value Base, managed by Victor Shamrich and Ido Neuberger, is a leading investment banking group in Israel. It offers a wide range of financial services and strategic financial consulting under one roof. The group has special expertise in capital markets with extensive experience in initiating and managing complex transactions across various industries. Value Base initiates and manages complex investment transactions for its clients, oversees public and private offerings, supports mergers and acquisitions transactions, and represents leading international investment entities in Israel. Additionally, the group owns an economic research company that provides economic analyses to all institutional investors in Israel.

Value Base Fund is a private investment fund established by the Value Base group. The fund has already raised approximately $200 million and is expected to make equity investments in companies amounting to over $250 million. The fund primarily targets significant positions in publicly traded and private Israeli companies with proven business models, working alongside their management to enhance their value and achieve capital appreciation.

Among the fund’s investors are leading Israeli institutional investors, including Clal Insurance and Discount Capital, as well as Value Base shareholders who have committed over $25 million of their own capital into the fund.

Tal Yaacobi, the Managing Partner of Value Base Fund, has over twenty years of experience in investment management and strategic consulting. Tal previously served as a partner at Shamrock Israel Growth Fund, an affiliate of the private investment company of the Roy E. Disney family, where he led investments and value creation in a range of Israeli companies, guiding them to successful exits for the fund. Prior to that, he worked as a strategic consultant at McKinsey in New York. Tal is a certified public accountant and holds an MBA with distinction from Cornell University.

If shareholders have any questions, please contact our Proxy Solicitor, Alliance Advisors at:

Alliance Advisors
200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003

Email: CGNT@allianceadvisors.com

Special note regarding this communication:

This communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares. This communication contains our current views on the value of the Company’s shares and certain actions that the Board may take to enhance the value of its shares. Our views are based on our own analysis of publicly available information and assumptions we believe to be reasonable. There can be no assurance that the information we considered and analyzed is accurate or complete. Similarly, there can be no assurance that our assumptions are correct. The Company’s performance and results may differ materially from our assumptions and analysis. Our views and our holdings could change at any time. We may sell any or all of our holdings or increase our holdings by purchasing additional shares. We may take any of these or other actions regarding the company without updating this communication or providing any notice whatsoever of any such changes (except as otherwise required by law).

Forward-looking Statements:

Certain statements contained in this communication are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “will,” “objective,” “projection,” “forecast,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology. Important factors that could cause actual results to differ materially from the expectations set forth in this communication include, among other things, the factors identified in the Company’s public filings. Such forward-looking statements should therefore be construed in light of such factors, and we are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.